 Exhibit 99.1

PRESS RELEASE

CENTOGENE and Lifera, a Biopharma Company Owned by the PIF, Enter Strategic Collaboration – Forming Saudi Arabian Joint Venture to Increase Access to Leading Data-Driven Multiomic Testing and Securing CENTOGENE $30 Million Investment

•	Joint Venture (JV) combines CENTOGENE's global leadership in multiomics with local insight of Lifera, a biopharmaceutical company wholly-owned by the Public Investment Fund (PIF) based in Riyadh

•	JV focuses on providing state-of-the-art multiomic testing services to patients, health systems, biopharma clients, and research institutions in Saudi Arabia and countries of the Gulf Cooperation Council (GCC). CENTOGENE today is one of the largest providers of genetic testing services to this market

•	High-quality services will translate genetic insights into data-driven, life-changing answers – accelerating precision medicine, expanding population health programs, improving turnaround times on clinical diagnoses, and building capabilities and capacity in Saudi Arabia to foster global research and collaboration

•	The JV will help enable the Saudi Vision 2030 and several other national priority initiatives related to genomic testing and the growth of the Saudi Arabian biotech sector

•	CENTOGENE will receive a $30 million investment in the form of a mandatory convertible loan with a six-month term and a conversion price of $2.20 per share of CENTOGENE’s common stock, as well as significant JV performance-related milestone payments and revenue-based royalties until the year 2033

CAMBRIDGE, Mass. And ROSTOCK, Germany and BERLIN and RIYADH, Saudi Arabia, June 27, 2023 (GLOBE NEWSWIRE) – CENTOGENE N.V. (Nasdaq: CNTG), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, and Lifera, a biopharmaceutical company wholly-owned by the Public Investment Fund (PIF), today announced a strategic collaboration with the formation of a Joint Venture (JV) to increase local and regional access and rapid delivery of world-class multiomic testing to patients in Saudi Arabia and countries of the Gulf Cooperation Council (GCC). Under the terms of the collaboration, CENTOGENE will receive a $30 million mandatory convertible loan from Lifera.

CENTOGENE, the current market leader in outsourced genetic testing for patients in Saudi Arabia, will provide its leading diagnostics and multiomics expertise to the JV, which together with Lifera’s strong local presence and resources, will establish widespread access to local state-of-the-art genetic sequencing tailored to regional needs. The JV will build an advanced laboratory and bioinformatics infrastructure – leveraging the CENTOGENE Biodatabank, the world’s largest real-world integrated multiomic data repository in rare disease biobanks globally and neurodegenerative diseases, which has more than 70 million and over 35,000 Saudi Arabian patient datasets. The JV will develop capabilities for genetic testing and interpretation working collaboratively with CENTOGENE globally – serving as a vehicle for large national screening and genomics programs. As such, patients in Saudi Arabia and the GCC, a rapidly growing region with over 56 million inhabitants, will have increased access to the world’s most advanced and effective diagnostic offerings, which is at the core of Lifera’s strategic objectives contribute to improving national resilience and health outcomes in Saudi Arabia.

“This strategic collaboration is a reflection of Lifera’s mission to grow Saudi Arabia’s biopharma sector. With CENTOGENE’s expertise in the field of rare, metabolic and neurodegenerative diseases, we see tremendous potential value for the JV to provide more timely and accurate diagnoses which are crucial to patients and their families, driven by a comprehensive diagnostic portfolio that goes beyond standard laboratory testing and medical interpretation. This collaboration will also enable biopharma research in rare diseases and provide resources to foster collaborative research across Saudi Arabia and with global partners,” commented Dr. Ibrahim Aljufalli, Chairman of the Lifera Board.

“Teaming up with Lifera marks a significant step forward in our mission to deliver data-driven, life-changing answers to patients around the world and forms a pathway to achieving sustainable growth and profitability for CENTOGENE,” said Kim Stratton, Chief Executive Officer at CENTOGENE. “As part of Vision 2030, Saudi Arabia has designed impressive programs to improve health outcomes throughout the region. This JV will now build on CENTOGENE’s extensive know-how and current leading position in the Saudi market, as well as Lifera’s deep understanding of the local healthcare landscape to actively contribute to these healthcare initiatives. This, along with Lifera’s investment, secures CENTOGENE a committed strategic partner for the future.”

Under the terms of the agreement, Lifera and CENTOGENE will make an investment into the JV. CENTOGENE will also be eligible for significant JV performance-related milestone payments and revenue-based royalties until the year 2033. Both parties will be represented on the board of the JV. The agreement also foresees that two Lifera representatives will join CENTOGENE’s Supervisory Board.

Lifera will make an investment into CENTOGENE in the form of a $30 million mandatorily convertible loan which shall convert before 2024 into common stock of CENTOGENE at a conversion price of $2.20. The loan is expected to be entered into, close, and fund within 90 days from the date of the announcement subject to the final negotiation and completion of the transaction and the signing of definitive agreements.

Additional information regarding this announcement can be found in a Current Report on Form 6-K that the Company intends to file today with the U.S. Securities and Exchange Commission.

Moelis LLC acted as a financial advisor to CENTOGENE on the transaction. Davis Polk & Wardwell London LLP acted as legal advisor to CENTOGENE on the transaction. Ernst & Young acted as financial advisor to Lifera on the transaction. Latham & Watkins acted as legal advisor to Lifera on the transaction.

About Lifera

Lifera is a new biopharmaceutical company dedicated to advancing Saudi Arabia’s biopharmaceutical sector and building national health resilience. By developing local manufacturing capacity for vaccines, insulin, plasma therapeutics and other biologics, as well as investing in genetic testing and precision medicine, Lifera aims to ensure people in Saudi Arabia have access to reliable and affordable medicines.

Lifera will do this through partnerships and investments with leading international and Saudi companies to transfer global expertise and technology to Saudi Arabia. Wholly-owned by the Public Investment Fund (PIF), Lifera’s differentiated vision and mission make it an ideal partner to build the biopharmaceutical sector in Saudi Arabia.

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with over 750,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 275 peer- reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target & drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodata Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “plan,” “is designed to,” “potential,” “predict,” “objective” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” or the negative of these are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward- looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth, execute our business strategy and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our continued ongoing compliance with covenants linked to financial instruments, our requirement for additional financing and our ability to continue as a going concern, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on May 16, 2023, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward- looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Contact:

Lifera

contact@lifera.com.sa

CENTOGENE

Melissa Hall

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

IR@centogene.com